UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2024.

•

We added 1.5 million wireless subscribers in the first quarter, of which 1.3 million were contract clients. Of the postpaid gains, 555 thousand came from Brazil, 260 thousand from Austria, 126 thousand from Colombia and 105 thousand from Mexico. In the prepaid segment we added 263 thousand subscribers with Colombia contributing with 378 thousand net adds, Argentina 226 thousand and Brazil 146 thousand.

•

On the fixed-line platform we connected 562 thousand broadband accesses—the best performance in four years—with Mexico adding 325 thousand clients followed by Brazil with 92 thousand and Colombia with 23 thousand.

•	First quarter revenue totaled 203.3 billion pesos. Service revenue was up 1.1% year-on-year in nominal peso terms and 5.0% year-on-year at constant exchange rates.

•

Fixed-line service revenue growth accelerated from 3.0% the precedent quarter to 5.1% at constant exchange rates. Mexico led the way posting the fastest growth rate in several years: 9.7%, followed by Peru that was up 8.0%. Brazil reported a 1.0% year-on-year increase.

•

On the mobile platform service revenue expanded 4.9% year-on-year at constant exchange rates driven by Mexico, Brazil and Peru with revenue growth picking up sequentially in all three countries, to 5.8%, 8.5% and 4.9%, respectively.

•	EBITDA of 80.6 billion pesos was down 2.6% annually in nominal peso terms. At constant exchange rates and adjusting for tower sales, it was up 7.5% year-on-year, its fastest pace in eight quarters.

•

Our operating profit totaled 40.8 billion pesos in the quarter. At constant exchange rates and adjusting for tower sales it increased 13.0% year-on-year. After comprehensive financing costs of 13.7 billion pesos it resulted in a net profit of 13.5 billion pesos.

•

Our net financing of 17.4 billion pesos coupled with our operating cash flow allowed us to cover 21.8 billion pesos in capital expenditures, 4.8 billion pesos in share buybacks and 6.5 billion pesos in labor obligations.

•	At the end of March our net debt—excluding leases—stood at 392.5 billion pesos. It was equivalent to a net debt-to-EBITDAaL ratio of 1.5 times.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

We will host our conference call to discuss 1Q24 financial and operating results on April 17th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	1Q24	1Q23

Earnings per Share (Mex$)(1)	0.22	0.48

Earning per ADR (US$)(2)	0.25	0.51

EBITDA per Share (Mex$)(3)	1.29	1.31

EBITDA per ADR (US$)	1.52	1.40

Net Income (millions of Mex$)	13,494	30,146

Average Shares Outstanding (billion)	62.3	63.3

Shares Outstanding End of Period (billion)	62.1	63.2

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of March 2024

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	59.1%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

Dominican Republic	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless	100.0%

Other Stakeholdings

Country	Brand	Main Activity	Equity

Chile	Claro/VTR	wireless/wireline	50.0%

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Note

The reported figures for Argentina corresponding to the first quarter of 2024 are presented in accordance with IAS 29 reflecting the effects of inflationary accounting as the Argentine economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Proposals for the shareholders’ meeting

On March 19th, 2024 we announced that our Board of Directors will submit for approval at our annual shareholders’ meeting the following proposals: 1) the payment of an ordinary dividend of MXP$0.48 per share, payable in two equal installments and 2) the allocation of 15 billion pesos to the share-buyback fund for the April 2024 - April 2025 period. The meeting will be held on April 29th, 2024.

MxP 17.5Bn five-year Global Note

On March 22nd, 2024 we issued the third offering under our Global Peso Notes Program. It was a five-year, 10 1/8% bond in the amount of 17.5 billion pesos. Whereas local investors are the dominant group in this Program, nearly a third of the bonds in this transaction were placed with international investors. The notes issued under this Program since June 2023 total 54.5 billion pesos.

KPN exchangeable bond matured

On March 2nd, 2024, our EUR 2.1 billion bond exchangeable into KPN shares matured. Prior to maturity we received notification from all bondholders exercising their right to call the KPN shares at the strike price of EUR 3.1185. We handed over our KPN shares and have ceased to be a shareholder in KPN.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Access Lines

1.3M postpaid net adds

In the first quarter we added 1.5 million wireless subscribers of which 1.3 million were postpaid clients, including Brazil with 555 thousand, Austria with 260 thousand, Colombia with 126 thousand and Mexico with 105 thousand. On our prepaid platform we gained 263 thousand subscribers in the period. Colombia added 378 thousand, followed by Argentina with 226 thousand and Brazil with 146 thousand. On the other hand, we disconnected 584 thousand subscribers in Central America mostly on account of a cybersecurity incident that affected our ability to activate clients.

562k new broadband accesses, best performance in four years

On the fixed-line segment we connected 562 thousand new broadband accesses—the best performance in four years—Mexico was the main contributor with 325 thousand clients, followed by Brazil with 92 thousand and Colombia with 23 thousand. Voice lines and PayTV units fell by 40 thousand and 112 thousand, respectively.

Our postpaid base +6.4% YoY and fixed-broadband accesses +4.8% YoY

Our subscriber base reached 312 million wireless subscribers at the end of March, of which 123 million were postpaid clients. In addition, we had 74 million fixed-line RGUs, including 33 million broadband accesses, 13 million Pay TV units and 29 million land-lines. Our postpaid base increased 6.4% year-on-year while fixed-broadband accesses were up 4.8%.

Wireless subscribers as of March 2024

Total(1) (Thousands)

Country	Mar ’24	Dec ’23	Var. %	Mar ’23	Var. %

Argentina, Paraguay and Uruguay	28,301	28,043	0.9%	27,178	4.1%

Austria(2)	10,483	10,234	2.4%	9,250	13.3%

Brazil	87,652	86,951	0.8%	82,844	5.8%

Central America	16,717	17,266	-3.2%	16,845	-0.8%

Caribbean	7,668	7,592	1.0%	7,410	3.5%

Colombia	39,744	39,240	1.3%	38,068	4.4%

Eastern Europe	14,957	15,011	-0.4%	14,867	0.6%

Ecuador	9,479	9,426	0.6%	9,163	3.5%

Mexico	83,994	83,834	0.2%	82,982	1.2%

Peru	12,645	12,510	1.1%	12,347	2.4%

Total Wireless Lines	311,641	310,106	0.5%	300,952	3.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes A1 Digital subscribers.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Fixed-Line and Other Accesses (RGUs) as of March 2024

Total(1) (Thousands)

Country	Mar ’24	Dec ’23	Var. %	Mar ’23	Var. %

Argentina, Paraguay and Uruguay	3,670	3,549	3.4%	3,055	20.2%

Austria	2,807	2,847	-1.4%	2,917	-3.8%

Brazil	22,879	23,089	-0.9%	23,889	-4.2%

Central America	4,963	4,923	0.8%	4,700	5.6%

Caribbean	2,800	2,787	0.5%	2,734	2.4%

Colombia	9,487	9,440	0.5%	9,263	2.4%

Eastern Europe	3,461	3,423	1.1%	3,304	4.8%

Ecuador	560	560	0.1%	623	-10.1%

Mexico	21,598	21,171	2.0%	20,944	3.1%

Peru	1,886	1,913	-1.4%	1,985	-5.0%

Total RGUs	74,112	73,702	0.6%	73,413	1.0%

(1) Fixed Line, Broadband and Television (Cable & DTH).

Broadband accesses as of March 2024

Total(1) (Thousands)

Country	Mar ’24	Dec ’23	Var. %	Mar ’23	Var. %

Argentina, Paraguay and Uruguay	1,514	1,452	4.2%	1,229	23.2%

Austria	1,272	1,284	-0.9%	1,301	-2.2%

Brazil	10,083	9,991	0.9%	9,822	2.7%

Central America	1,573	1,552	1.3%	1,461	7.7%

Caribbean	1,061	1,049	1.1%	1,010	5.0%

Colombia	3,395	3,372	0.7%	3,326	2.1%

Eastern Europe	1,472	1,450	1.5%	1,396	5.5%

Ecuador	328	323	1.7%	341	-3.7%

Mexico	10,814	10,489	3.1%	10,164	6.4%

Peru	1,010	996	1.4%	971	4.1%

Total Broadband Accesses	32,521	31,959	1.8%	31,019	4.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

América Móvil Consolidated Results

The strong rally in interest rates that took place in the latter part of 2023 came to an end in the first quarter as strong employment readings and other indications of a still vibrant economy kept pushing back the timing of expected reductions by the Fed of its discount rate and cutting back the expected number of such reductions to be had this year. By the end of March, 10 year U.S. Treasury yields had increased 32 basis points from December, to 4.20%, and they would continue climbing into the second quarter. The Mexican peso, which had depreciated slightly vs. the U.S. dollar at the beginning of the year, rubbed off the interest rate increases and resumed its appreciating trend gaining ground vs. the dollar and all other currencies in our region of operations. The Brazilian real observed a depreciating trend vs. the dollar throughout the quarter while the Colombian peso remained stable.

Our first quarter revenue totaled 203.3 billion Mexican pesos, with service revenue expanding 1.1% to 170.9 billion pesos and other revenue declining 71.7% to 2.4 billion pesos. The latter figure reflects extraordinary revenue in the first quarter of 2023 on account of the sale of towers by the Dominican Republic and Peru; this quarter there were practically no tower sales. At constant exchange rates service revenue increased 5.0%, up from 3.7% the precedent quarter.

The Mexican peso rose against all currencies in our region of operations except for the Colombian peso. On a year-on-year basis the Mexican peso rose 9.9% vs. the U.S. dollar, 8.6% vs. the euro and 4.7% vs. the Brazilian real. Vis-à-vis the Colombian peso, it fell 9.5% in the period.

We saw an acceleration of service revenue growth on both the fixed-line and the mobile platforms, which improved sequentially from 3.0% to 5.1% on the former and from 4.2% to 4.9% on the latter. Mexico was the main driver behind fixed-line revenue expansion, which went from 5.9% in the precedent quarter to 9.7% in the current period; the fastest rate of growth in years. It was followed by Peru, where the revenue growth rate nearly doubled sequentially, from 4.4% to 8.0%. Eastern Europe stayed very much on trend, continuing to post the fastest year-on-year increase of 13.6%. Brazil reported a 1.0% increase, its best showing in seven years, as the headwinds from PayTV of the last five years gave way to solid broadband revenue growth.

Within the fixed-line platform corporate networks revenue—which represent 21% of fixed-line service revenue—was the most dynamic business line, climbing 13.5% year-on-year, followed by broadband services that was up 6.4%.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

On the mobile platform Mexico, Brazil and Peru were the countries where revenue growth picked up the most sequentially, going from 4.5% to 5.8% in Mexico, from 7.1% to 8.5% in Brazil and from 2.6% to 4.9% in Peru. Colombia returned to positive mobile revenue growth after two quarters of yearly declines.

EBITDA came in at 80.6 billion pesos. It was 2.6% lower than a year before on account of the extraordinary tower sales of the first quarter of 2023 mentioned above that affected the annual comparison. At constant exchange rates, and adjusting for the tower sales, EBITDA increased 7.5% year-on-year, its fastest pace in eight quarters, buoyed by strong subscriber and revenue growth on both platforms and consistent control over costs and expenses.

Our operating income reached 40.8 billion pesos, a 7.6% decline from the year before; correcting for the tower sales, it was up 2.5% in Mexican peso terms and 13.0% at constant exchange rates.

Our comprehensive financing costs totaled 13.7 billion pesos in the first quarter; they were close to zero a year before on the back of strong foreign exchange gains that had amounted to 13.7 billion pesos. This year we booked 1.7 billion pesos in foreign exchange losses.

We registered a net profit in the amount of 13.5 billion pesos that was equivalent to 22 peso cents per share and 25 dollar cents per ADR. The difference vis-à-vis the year-earlier quarter is mostly explained by the aforementioned tower sales and the difference in the foreign exchange gains/losses.

Our net debt excluding leases ended March at 392 billion pesos, having increased by 7.0 billion pesos from December. In cash flow terms we obtained net financing in the amount of 17.4 billion pesos which helped us fund our capital expenditures, 21.8 billion pesos, and cover 4.8 billion pesos in share buybacks and 6.5 billion pesos in labor obligations. In the first part of every year we face working capital requirements that also need to be financed. At the end of March, our leverage ratio stood at 1.5 LTM EBITDAaL.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos

	1Q24	1Q23	Var.%

Service Revenue	170,890	169,053	1.1%

Equipment Revenue	29,963	31,233	-4.1%

Other Revenue	2,444	8,641	-71.7%

Total Revenue	203,298	208,926	-2.7%

Cost of Service	51,920	51,824	0.2%

Cost of Equipment	25,916	27,646	-6.3%

Selling, General & Administrative Expenses	43,599	43,957	-0.8%

Others	1,279	2,790	-54.1%

Total Costs and Expenses	122,714	126,218	-2.8%

EBITDA	80,584	82,708	-2.6%

% of Total Revenue	39.6%	39.6%

Adjusted EBITDA(2)	80,328	78,108	2.8%

% of Total Revenue	39.6%	38.6%

Depreciation & Amortization	39,826	38,583	3.2%

EBIT	40,758	44,125	-7.6%

% of Total Revenue	20.0%	21.1%

Net Interest Expenses	11,278	8,722	29.3%

Other Financial Expenses	756	4,606	-83.6%

Foreign Exchange Loss	1,674	-13,702	112.2%

Comprehensive Financing Cost (Income)	13,708	-374	n.m.

Income & Deferred Taxes	11,161	12,677	-12.0%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	15,889	31,823	-50.1%

Equity Participation in Results of Affiliates	-1,581	-583	-171.1%

Minority Interest	-814	-1,094	25.5%

Net Income	13,494	30,146	-55.2%

(2) Adjusted for extraordinary items, particularly the sale of towers in 2023 by Claro Peru and Claro the Dominican Republic; and a small portion in 2024 by Telmex.

n.m. Not meaningful.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Mar ‘24	Dec ‘23	Var.%		Mar ‘24	Dec ‘23	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	71,280	100,353	-29.0%	Short Term Debt	98,427	160,964	-38.9%

Accounts Receivable	211,337	208,248	1.5%	Lease-Related Debt	29,809	24,375	22.3%

Other Current Assets	24,378	12,294	98.3%	Accounts Payable	137,229	153,328	-10.5%

Inventories	21,286	19,272	10.5%	Other Current Liabilities	220,473	185,740	18.7%

	328,282	340,167	-3.5%		485,938	524,407	-7.3%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,241,549	1,233,364	0.7%	Long Term Debt	384,310	339,713	13.1%

-Depreciation	619,626	604,713	2.5%	Lease-Related Debt	160,972	100,794	59.7%

Plant & Equipment, net	621,922	628,651	-1.1%	Other Liabilities	175,815	177,569	-1.0%

Rights of Use	179,391	113,568	58.0%		721,097	618,077	16.7%

Investments in Affiliates and Other Investments	31,652	29,295	8.0%

Deferred Assets

Goodwill (Net)	143,054	146,079	-2.1%

Intangible Assets	121,803	121,499	0.3%	Shareholder’s Equity	393,902	421,702	-6.6%

Deferred Assets	174,834	184,927	-5.5%

Total Assets	1,600,937	1,564,186	2.3%	Total Liabilities and Equity	1,600,937	1,564,186	2.3%

(1) Includes current portion of Long Term Debt.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Mexico

325k new broadband accesses

We gained 160 thousand mobile subscribers in the first quarter—two thirds were postpaid—to finish March just shy of 84 million subscribers. On the fixed-line platform we added 325 thousand broadband accesses, our best performance in over 15 years, to end the quarter with 21.6 million RGUs, 3.1% more than a year before.

Service revenue picked up to 7.0% YoY

First quarter revenue totaled 84 billion pesos, with service revenue growth picking up to 7.0% from 4.9% in the prior quarter. Mobile service revenue expanded 5.8% on the back of a 6.0% postpaid revenue growth, while fixed-line service revenue rose 9.7% buoyed by corporate networks revenue, up 23.8% and broadband service revenue growth that remained steady at 7.9%.

Adjusted EBITDA +10.2% YoY

EBITDA came in at 35.6 billion pesos, an 11% increase from the year-earlier quarter, with the EBITDA margin rising to 42.4% from 40.9% on the face of greater operating leverage and firm cost control. Adjusting for minor tower sales that took place this quarter, EBITDA increased 10.2% year-on-year.

We already have over 10 million customers on 5G. As for Telmex, its fiber-to-the-home network passes 17 million homes; 80% of its clients are already on FTTH.

INCOME STATEMENT - Mexico Millions of MxP

	1Q24	1Q23	Var.%

Total Revenue(1)	83,998	78,450	7.1%

Total Service Revenue	65,450	61,156	7.0%

Total Equipment Revenue	16,485	15,742	4.7%

Wireless Revenue	60,809	57,601	5.6%

Service Revenue	44,392	41,963	5.8%

Equipment Revenue	16,416	15,638	5.0%

Fixed Line Revenue	21,126	19,296	9.5%

Other Revenue	2,064	1,552	32.9%

EBITDA	35,641	32,099	11.0%

% total revenue	42.4%	40.9%

Adjusted EBITDA(2)	35,385	32,099	10.2%

% total revenue	42.3%	40.9%

EBIT	27,305	23,704	15.2%

% total revenue	32.5%	30.2%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Adjusted for the sale of towers in Telmex in 2024.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

  Mexico Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	83,994	82,982	1.2%

Postpaid	15,103	14,734	2.5%

Prepaid	68,891	68,248	0.9%

ARPU (MxP)	176	170	3.9%

Churn (%)	3.1%	3.2%	(0.1)

Revenue Generating Units (RGUs)(1)	21,598	20,944	3.1%

Fixed Lines	10,785	10,780	0.0%

Broadband	10,814	10,164	6.4%

(1) Fixed Line and Broadband.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Brazil

555k postpaid net adds and 92k new broadband accesses

In the first quarter we added 701 thousand mobile subscribers in Brazil—of which 555 thousand were postpaid clients—and finished the quarter with 87.7 million wireless subscribers, 5.8% more than a year before. Claro mantained its leadership in 5G technology with 38% market share. On the fixed-line platform, Claro registered growth in its broadband base with 92 thousand new broadband accesses, but disconnected fixed-voice and PayTV lines for a net reduction of 210 thousand RGUs. Claro continues to lead the broadband market with 21% market share, and 30% market share in the ultra-high-speed segment.

Fixed-line service revenue rose 1.0% YoY, its best figure in 7 years

Revenue increased 5.3% from a year ago to 11.7 billion reais, with service revenue climbing 5.0% supported by strong mobile service revenue growth, 8.5%, on the back of a 10.3% increase in postpaid revenue. Fixed-line revenue rose 1.0%—the best performance in seven years—as solid broadband revenue expansion overcame the long-standing decline in PayTV revenue.

EBITDA +11.2% YoY

EBITDA jumped 11.2% from the year-earlier quarter helped along by the great dynamism of both subscribers and revenue. The EBITDA margin reached 43.3%, a 2.3 percentage point increase from the year-earlier quarter.

  INCOME STATEMENT - Brazil Millions of BrL

	1Q24	1Q23	Var.%

Total Revenue(1)	11,728	11,135	5.3%

Total Service Revenue	11,190	10,655	5.0%

Wireless Revenue	6,755	6,210	8.8%

Service Revenue	6,236	5,749	8.5%

Equipment Revenue	520	461	12.8%

Fixed Line Revenue	4,955	4,905	1.0%

EBITDA	5,080	4,569	11.2%

% total revenue	43.3%	41.0%

EBIT	1,940	1,527	27.0%

% total revenue	16.5%	13.7%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

  Brazil Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	87,652	82,844	5.8%

Postpaid	52,043	47,898	8.7%

Prepaid	35,609	34,946	1.9%

ARPU (BrL)	24	23	3.0%

Churn (%)	2.4%	3.2%	(0.8)

Revenue Generating Units (RGUs)(1)	22,879	23,889	-4.2%

(1) Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Colombia

504k wireless net adds, with 378k prepaid net adds

We ended March with 39.7 million subscribers in Colombia, 4.4% more than a year before, after adding 504 thousand clients, of which 378 thousand were prepaid subs. On the fixed-line platform we finished with 9.5 million RGUs after gaining 47 thousand access lines, split almost evenly between broadband accesses and fixed-voice lines.

Service revenue +1.2% YoY

Revenue was up 1.5% year-on-year to 3.8 trillion pesos on the back of a 1.2% service revenue growth. Mobile service revenue posted a 0.4% increase after two quarters of declines, supported by postpaid revenue growth of 1.6%. As for fixed-line service revenue, it decelerated sequentially to a 2.4% pace.

EBITDA flat YoY

EBITDA was practically flat year-on-year, +0.2%. The EBITDA margin came in slightly lower than last years’ at 40.9%, mostly as a result of higher subscriber acquisition cost, and to a lesser extent to an increase in bad debt.

5G launch

In February, we launched 5G services in six of the main cities in Colombia. We made an important effort to provide 5G services shortly after we were granted the use of 5G spectrum in December 2023. By the end of the quarter we had over one million clients benefiting from higher speed and quality of our new network.

  INCOME STATEMENT - Colombia Billions of COP

	1Q24	1Q23	Var.%

Total Revenue(1)	3,793	3,738	1.5%

Total Service Revenue	2,951	2,916	1.2%

Wireless Revenue	2,510	2,499	0.5%

Service Revenue	1,732	1,726	0.4%

Equipment Revenue	778	773	0.6%

Fixed Line Revenue	1,242	1,212	2.5%

EBITDA	1,550	1,546	0.2%

% total revenue	40.9%	41.4%

EBIT	698	797	-12.4%

% total revenue	18.4%	21.3%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Colombia Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)(1)	39,744	38,068	4.4%

Postpaid	10,343	9,859	4.9%

Prepaid	29,401	28,209	4.2%

ARPU (COP)	14,701	15,329	-4.1%

Churn (%)	3.3%	3.2%	0.1

Revenue Generating Units (RGUs)(2)	9,487	9,263	2.4%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Peru

117k postpaid net adds and 14k new broadband accesses

We added 135 thousand wireless subscribers in the first quarter—117 thousand were postpaid—to finish March with 12.6 million wireless subscribers, 2.4% more than a year before. On the fixed-line platform we registered net additions of 14 thousand broadband accesses but disconnected voice lines and PayTV accesses all of which resulted in 27 thousand net RGU disconnections.

Service revenue +5.6% YoY, its best showing in six quarters

Revenue totaled 1.6 billion soles, declining 33.4% year-on-year on account of the tower sales effected in the year-earlier quarter that were booked under other revenue. Service revenue increased 5.6% in the period, its best showing in six quarters, rising 4.9% on the mobile platform—up from 2.6% in the prior quarter—and 8.0% on the fixed-line one, its best quarter since 4Q21. We have been working to improve the overall experience of our broadband customers, thus broadband revenue growth has accelerated consistently over many quarters, it shot up 7.2% in the current period. Revenue from corporate networks soared 36.4%, more than doubling the growth rate of the prior quarter, as we booked new recently awarded managed-network and IT projects.

Adjusted EBITDA +5.2% YoY

First quarter EBITDA came in 5.2% above last year’s at 608 million soles (adjusting for the extraordinary tower revenue mentioned above). The EBITDA margin expanded 1.5 percentage points reaching 37.8% of revenue.

INCOME STATEMENT - Peru Millions of Soles

	1Q24	1Q23	Var.%

Total Revenue(1)	1,607	2,414	-33.4%

Total Service Revenue	1,267	1,200	5.6%

Wireless Revenue	1,279	1,292	-1.0%

Service Revenue	948	904	4.9%

Equipment Revenue	331	388	-14.8%

Fixed Line Revenue	319	296	8.0%

Other Revenue	9	827	-98.9%

EBITDA	608	1,186	-48.8%

% total revenue	37.8%	49.1%

Adjusted EBITDA(2)	608	578	5.2%

% total revenue	37.8%	36.3%

EBIT	281	848	-66.9%

% total revenue	17.5%	35.1%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Adjusted for the sale of towers in 2023.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Peru Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	12,645	12,347	2.4%

Postpaid	6,098	5,764	5.8%

Prepaid	6,547	6,582	-0.5%

ARPU (Sol)	25	24	3.3%

Churn (%)	4.1%	4.5%	(0.4)

Revenue Generating Units (RGUs)(1)	1,886	1,985	-5.0%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Ecuador

60k prepaid net adds

Wireless net additions of 53 thousand in the first quarter included 60 thousand new prepaids and disconnections of seven thousand postpaid subs. At the end March we had 9.5 million wireless subscribers, 3.5% more than a year before. On the fixed-line platform we gained five thousand new broadband accesses, but disconnected almost an equal number of voice lines, leaving us with 560 thousand fixed-line RGUs.

Fixed-line service revenue +2.1% YoY

First quarter revenue totaled 251 million dollars, a 3.1% decline year-on-year, with service revenue falling 1.1%. Wireless service revenue came down 1.6%, dragged by prepaid revenue, that fell 7.5%. On the other hand, fixed-line service revenue—which represents 10.8% of the total—rose 2.1% on the back of revenue growth from corporate networks and PayTV, up 36.4% and 19.7%, respectively.

EBITDA margin at 48.7% of revenue

The quarter’s EBITDA came in at 122 million dollars, 1.3% lower than a year before, partly as a result of the payment of a new security tax. It was equivalent to 48.7% EBITDA margin, 0.9 percentage points higher than that of the year-earlier quarter reflecting strict cost controls.

INCOME STATEMENT - Ecuador Millions of Dollars

	1Q24	1Q23	Var.%

Total Revenue(1)	251	259	-3.1%

Total Service Revenue	224	227	-1.1%

Wireless Revenue	224	232	-3.6%

Service Revenue	197	200	-1.6%

Equipment Revenue	27	32	-16.2%

Fixed Line Revenue	27	26	1.9%

EBITDA	122	124	-1.3%

% total revenue	48.7%	47.8%

EBIT	68	69	-1.4%

% total revenue	27.2%	26.7%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Ecuador Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	9,479	9,163	3.5%

Postpaid	2,276	2,229	2.1%

Prepaid	7,204	6,933	3.9%

ARPU (US$)	7	7	-5.2%

Churn (%)	3.0%	3.0%	(0.1)

Revenue Generating Units (RGUs)(1)	560	623	-10.1%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

214k wireless net adds and 112k new RGUs

Our wireless base finished March with 25.1 million subscribers, 4.2% more than a year before after 214 thousand net subscriber additions in the quarter, all of them prepaid. We continued to make inroads in the fixed-line platform as we expand the reach of our fiber optic network. We added 112 thousand RGUs in the first quarter, including 49 thousand broadband accesses, to end the period with 3.3 million fixed-line RGUs, 21.6% more than a year before. Argentina has had the fastest growth of fixed-line accesses amongst our operations.

Fixed line service revenue +15.5% YoY

Our first quarter revenue totaled 305.4 billion Argentine pesos. Service revenue, 262 billion, declined 9.0% year-over-year in after-inflation terms, with mobile service revenue falling 13.7% as price increases during the quarter were not sufficient to offset high inflationary pressures. On the fixed-line platform, RGU growth allowed fixed-line service revenue to rise 15.5%, with broadband revenue expanding 27.4%.

EBITDA margin at 38.2% of revenue

While we have been increasing our efforts to contain costs, the quarter’s EBITDA fell 19.8% in after-inflation terms to 116.6 million Argentine pesos, with the EBITDA margin coming down to 38.2% from 39.7% a year ago.

INCOME STATEMENT - Argentina Millions of Constant ARS as of March 2024

	1Q24	1Q23	Var.%

Total Revenue(1)	305,412	366,222	-16.6%

Total Service Revenue	262,387	288,429	-9.0%

Wireless Revenue	251,605	319,096	-21.2%

Service Revenue	208,744	241,968	-13.7%

Equipment Revenue	42,861	77,128	-44.4%

Fixed Line Revenue	53,643	46,461	15.5%

EBITDA	116,623	145,372	-19.8%

% total revenue	38.2%	39.7%

EBIT	101,047	119,383	-15.4%

% total revenue	33.1%	32.6%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Argentina Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	25,142	24,127	4.2%

Postpaid	9,436	9,221	2.3%

Prepaid	15,706	14,906	5.4%

ARPU (ARS)	2,475	801	208.8%

Churn (%)	1.3%	1.3%	(0.0)

Revenue Generating Units (RGUs)(1)	3,324	2,734	21.6%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Central America

On January 25th, we identified anomalous activity affecting some of our systems in Central America. The cybersecurity incident response management protocol was activated and it was determined to be a ransomware event. The affected servers are being restored; however, this incident affected our ability to charge for prepaid traffic and activate prepaid lines for some days, and to a lesser extent, to sell and activate mobile postpaid services as well as fixed line services. We ensured there were no interruptions in our service and our clients remained connected at all times.

36k postpaid net adds

Because of this incident, we were not able to offset natural churn and ended up disconnecting 584 thousand prepaid subs. In the postpaid segment we added 36 thousand subscribers. Altogether, our wireless subscriber base finished March with 16.7 million subs, 0.8% less than a year before. On the fixed-line platform we connected 40 thousand fixed-line RGUs, including 21 thousand broadband accesses and 11 thousand PayTV units to end the period with nearly five million RGUs, up 5.6% year-on-year.

Service revenue +3.8% YoY

Revenue totaled 603 million dollar, practically flat year-on-year, with service revenue rising 3.8%, a slower pace than the 8.4% of the precedent quarter, partly as a result of the afore-mentioned cyberattack. On the mobile platform, service revenue was up 4.1% with postpaid revenue increasing 10.4% and prepaid revenue falling 0.4% as we opened our networks, free of charge, to ensure service continuity for all our clients until our systems were restored. Fixed-line service revenue increased 3.0%, somewhat lower than the 4.1% rate of the prior quarter, supported by accelerated growth in broadband and corporate networks revenue, up 8.2% and 8.0%, respectively.

EBITDA margin at 40.5%

The period’s EBITDA was down 2.4% from the year-earlier quarter to 244 million dollars, with the EBITDA margin declining slightly to 40.5%.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

INCOME STATEMENT - Central America Millions of Dollars

	1Q24	1Q23	Var.%

Total Revenue(1)	603	603	-0.1%

Total Service Revenue	541	521	3.8%

Wireless Revenue	409	410	-0.4%

Service Revenue	353	339	4.1%

Equipment Revenue	55	71	-22.0%

Fixed Line Revenue	191	188	1.5%

EBITDA	244	250	-2.4%

% total revenue	40.5%	41.4%

EBIT	105	120	-12.7%

% total revenue	17.4%	19.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.

Central America Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	16,717	16,845	-0.8%

Postpaid	2,628	2,439	7.8%

Prepaid	14,089	14,407	-2.2%

ARPU (US$)	7	7	2.7%

Churn (%)	5.9%	5.7%	0.2

Revenue Generating Units (RGUs)(1)	4,963	4,700	5.6%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Caribbean

76k wireless net adds

We added 76 thousand wireless subscribers in the Caribbean, 58 thousand in the Dominican Republicand 18 thousand in Puerto Rico. We finished March with 7.7 million subs altogether, 3.5% more than a year before. On the fixed-line platform, we had 2.8 million RGUs after connecting 14 thousand RGUs, of which 11 thousand were broadband accesses.

Service revenue +6.2% YoY in the Dominican Republic

Total revenue in the Dominican Republic reached 15.4 billion Dominican pesos, with the annual comparison being affected by extraordinary revenue booked in the first quarter of 2023 from the sale of towers. Service revenue rose 6.2% year-on-year—accelerating from 3.8% in the prior quarter—with mobile service revenue increasing 8.9%—twice as rapidly as in the prior quarter—and that on the fixed-line platform expanding 2.5%. Service revenue growth was supported by the postpaid segment, corporate networks, and broadband revenue; with 15.2%, 8.7%, and 8.2% increments, respectively. EBITDA increased 6.2% year-on-year adjusting for the afore-mentioned tower sales. The EBITDA margin for the quarter stood at 52%.

Fixed-line service revenue +8.3% YoY in Puerto Rico

In Puerto Rico, first quarter revenue was up 1.5% to 225 million dollars. Service revenue was down 1.7% from last year as the growth on the fixed-line platform, 8.3%, was not enough to compensate for the 7.9% decline in the mobile segment. EBITDA—adjusted by a change in the pension plan contribution—was down 2.8% year-on-year, with the EBITDA margin reaching 20.6% of revenue.

INCOME STATEMENT - Caribbean Millions of Dollars

	1Q24	1Q23	Var.%

Total Revenue(1)	486	614	-20.8%

Total Service Revenue	426	427	-0.3%

Wireless Revenue	309	309	0.0%

Service Revenue	251	255	-1.6%

Equipment Revenue	58	54	7.4%

Fixed Line Revenue	179	175	2.3%

Other Revenue	-2	129	-101.7%

EBITDA	182	273	-33.5%

% total revenue	37.5%	44.6%

Adjusted EBITDA(2)	182	182	-0.2%

% total revenue	37.5%	37.9%

EBIT	87	178	-51.4%

% total revenue	17.8%	29.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

(2) Adjusted for the sale of towers in the Dominican Republic in 2023 and for a change in the pension plan contribution in Puerto Rico in 2023.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Caribbean Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	7,668	7,410	3.5%

Postpaid	2,261	2,193	3.1%

Prepaid	5,408	5,218	3.6%

ARPU (US$)	11	12	-5.2%

Churn (%)	3.2%	3.1%	0.1

Revenue Generating Units (RGUs)(1)	2,800	2,734	2.4%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Austria

249k wireless net adds

Net subscriber additions came in at 249 thousand in the first quarter, all of them were the machine-to-machine devices. We finished the year with 10.5 million wireless subscribers which is 13.3% more than a year before. On the fixed-line segment we disconnected 41 thousand RGUs, including 27 thousand voice lines and 12 thousand low-bandwidth broadband accesses.

Broadband services +1.7% YoY

Revenue of 680 million euros remained practically unchanged as compared to last years’; however, service revenue was up 1.7% year-on-year with that on the mobile platform rising 3.6% and that on the fixed-line platform nearly flat, +0.2%. PayTV revenue increased 8.6% while revenue from corporate networks and broadband services was up 2.4% and 1.7%, respectively.

EBITDA +1.8% YoY

EBITDA rose 1.8% year-on-year—in line with service revenue—to reach 236 million euros resulting in an EBITDA margin of 34.7%.

INCOME STATEMENT - Austria Millions of Euros

	1Q24	1Q23	Var.%

Total Revenue(1)	680	677	0.4%

Total Service Revenue	605	595	1.7%

Wireless Revenue	317	314	0.8%

Service Revenue	266	257	3.6%

Equipment Revenue	51	58	-11.9%

Fixed Line Revenue	349	351	-0.6%

EBITDA	236	232	1.8%

% total revenue	34.7%	34.2%

EBIT	79	95	-16.7%

% total revenue	11.6%	14.0%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Austria Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	5,098	5,148	-1.0%

Postpaid	4,053	4,073	-0.5%

Prepaid	1,045	1,074	-2.7%

A1 Digital Subscribers (thousands)	5,386	4,102	31.3%

ARPU (Euros)(1)	17	17	4.5%

Churn (%)(1)	1.4%	1.2%	0.2

Revenue Generating Units (RGUs)(2)	2,807	2,917	-3.8%

(1) Does not include A1 Digital subscribers.

(2) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Other European

45k postpaid net adds and 22k new broadband accesses

Our wireless subscriber base ended March with nearly 15 million subscribers, 0.6% more than a year before after net gains of 45 thousand postpaid clients and disconnections of 99 thousand prepaid subs. On the fixed-line platform we registered 37 thousand new fixed-line RGUs, with Bulgaria and Belarus being the main contributors. We connected 22 thousand new broadband accesses and 18 thousand PayTV units, but disconnected four thousand voice lines. We ended the quarter with 3.5 million fixed-line RGUs, 4.8% more than a year before.

Fixed-line services + 13.6% YoY

Our first quarter revenue, 593 million euros, was up 0.9% from a year before. Fixed-line service revenue expanded 13.6%—the fastest growth within the group—and mobile service revenue growth accelerated to 1.4% up from 0.1% the prior quarter. Corporate networks revenue was the most dynamic business line, increasing 24.1% over the year, followed by broadband revenue that was up 12.3%.

EBITDA +5.3% YoY

EBITDA totaled 230 million euros in the quarter, a 5.3% increase from a year before following revenue growth and strict cost controls. At 38.7% of revenue, the margin for the period was up 1.6 percentage points from the year-earlier quarter.

INCOME STATEMENT - Other European Millions of Euros

	1Q24	1Q23	Var.%

Total Revenue(1)	593	587	0.9%

Total Service Revenue	470	449	4.7%

Wireless Revenue	436	440	-0.8%

Service Revenue	331	327	1.4%

Equipment Revenue	105	113	-7.2%

Fixed Line Revenue	148	133	11.4%

EBITDA	230	218	5.3%

% total revenue	38.7%	37.1%

EBIT	111	114	-2.6%

% total revenue	18.8%	19.5%

For further detail please visit www.a1.group/en/investor-relations

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Other European Operating Data

	1Q24	1Q23	Var.%

Wireless Subscribers (thousands)	14,957	14,867	0.6%

Postpaid	12,378	12,195	1.5%

Prepaid	2,579	2,672	-3.5%

ARPU (Euros)	7	7	0.8%

Churn (%)	1.7%	1.7%	0.1

Revenue Generating Units (RGUs)(1)	3,461	3,304	4.8%

(1) Fixed Line, Broadband and Television.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per MxP

	1Q24	1Q23	Var. %

Euro

End of Period	0.0649	0.0599	8.4%

Average	0.0639	0.0574	11.4%

USD

End of Period	0.0600	0.0552	8.6%

Average	0.0588	0.0535	10.0%

Brazilian Real

End of Period	0.2989	0.2806	6.5%

Average	0.2913	0.2778	4.9%

Argentine Peso

End of Period	51.4450	11.5442	345.6%

Average	49.0801	10.2829	377.3%

Colombian Peso

End of Period	231.8006	255.5769	-9.3%

Average	230.4679	254.7872	-9.5%

Guatemalan Quetzal

End of Period	0.4672	0.4310	8.4%

Average	0.4595	0.4185	9.8%

Peruvian Sol

End of Period	0.2231	0.2080	7.3%

Average	0.2213	0.2042	8.4%

Dominican Republic Peso

End of Period	3.5550	3.0433	16.8%

Average	3.4726	2.9937	16.0%

Belarusian Ruble

End of Period	0.1648	0.1518	8.6%

Average	0.1617	0.1469	10.0%

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD

	1Q24	1Q23	Var. %

Euro

End of Period	1.0828	1.0839	-0.1%

Average	1.0857	1.0727	1.2%

Mexican Peso

End of Period	16.6780	18.1052	-7.9%

Average	16.9980	18.7045	-9.1%

Brazilian Real

End of Period	4.9856	5.0804	-1.9%

Average	4.9512	5.1961	-4.7%

Argentine Peso

End of Period	858.0000	209.0100	310.5%

Average	834.2619	192.3363	333.8%

Colombian Peso

End of Period	3,865.9700	4,627.2700	-16.5%

Average	3,917.4854	4,765.6629	-17.8%

Guatemalan Quetzal

End of Period	7.7917	7.8034	-0.1%

Average	7.8108	7.8285	-0.2%

Peruvian Sol

End of Period	3.7210	3.7650	-1.2%

Average	3.7621	3.8197	-1.5%

Dominican Republic Peso

End of Period	59.2900	55.1000	7.6%

Average	59.0274	55.9952	5.4%

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Appendix A

Financial Debt of América Móvil(1) Millions

	Mar -24	Dec -23

Peso - denominated debt (MxP)	172,117	142,607

Bonds(2)	129,887	89,927

Banks and others	42,230	52,680

U.S. Dollar - denominated debt (USD)	8,496	8,496

Bonds	8,496	8,496

Banks and others	0	0

Euro - denominated Debt (EUR)	4,317	6,542

Bonds	2,602	5,472

Commercial Paper	1,215	510

Banks and others	500	560

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	9,500	8,250

Bonds	9,500	8,250

Banks and others	0	0

Debt denominated in other currencies (MxP)(3)	12,801	16,441

Bonds	4,579	5,098

Banks and others	8,222	11,343

Total Debt (MxP)	482,738	500,677

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	89,405	115,268

Net Debt (MxP)	393,333	385,409

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the difference between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By :	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer